DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

08004042

SUPPL

File No. 82-5201

July 28, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Connection Details for the First Half 2008 Results Presentation Conference Call and Web Cast to be held on July 29, 2008.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

dw 7/30

MARKET COMMUNICATION

Gamesa

1H 2008 RESULTS PRESENTATION

CONFERENCE CALL AND WEB CAST

Tuesday, July 29th, 2008 (11am - Madrid time)

The event could be followed via conference call and web cast live, and the document will be available at the company's web site before the presentation. (www.gamesa.es).

The connection details:

Please use the following link for the web cast live:

http://gaia.world-television.com/gamesa/20080729/en/ English Version

http://gaia.world-television.com/gamesa/20080729/es/ Versión en Español

Please, use the following numbers for the conference call:

In English: +44 (0) 203 14 74 607
For recalling: +34 91 787 96 70- Access code: **192091#**

En español: +34 91 789 51 34
Nº de la redifusión: 902 88 50 78– Código de acceso: **192090#**

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo	+ 34 94 431 76 05 mbermejo@gamesacorp.com
Leire Martinez	+ 34 94 431 89 75 lmartinez@gamesacorp.com
Beatriz García	+ 34 94 431 76 05 bgovejero@gamesacorp.com

END